Exhibit 99.1

PyroGenesis Announces Listing of its Common Shares on NASDAQ

MONTREAL, Quebec (GlobeNewswire – March 10th, 2021) - PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX: PYR) (NASDAQ: PYR) (FRA: 8PY), (the "Company", the “Corporation” or "PyroGenesis") a Company that designs, develops, manufactures and commercializes plasma atomized metal powder, plasma waste-to-energy systems and plasma torch products, is pleased to announce today that, further to its Press Releases dated February 18th, 2021, and that of earlier today, the Company’s application to list its common shares (“Shares”) on the NASDAQ Capital Market (“NASDAQ”) has been approved. Trading will commence tomorrow, Thursday, March 11th, 2021, at the opening, under the ticker symbol “PYR”. The last day of trading on the OTCQB will be today, Wednesday, March 10th, 2021, and the Shares will cease trading on the OTCQB at the close today. NASDAQ is the second largest exchange by market capitalization worldwide, and is home to many of the world’s best technology companies.

“This is an exciting milestone for the Company, and one that we have been considering and working towards for quite some time,” said Mr. P. Peter Pascali, CEO and Chair of PyroGenesis. “We are proud to have qualified as a NASDAQ member and we look forward to trading on this prestigious platform. The Company’s Shares will now be listed on two major exchanges, and we expect that this will not only further increase PyroGenesis’ visibility within the financial community but will also increase awareness of our product offerings amongst potential clients.”

In connection with this listing, the Company announces that, in order to maintain the overall independence of the Board of Directors (the “Board”), Mr. Michael Blank tendered his resignation as a Director and member of the Audit Committee effective today in favor of continuing as acting-CFO of the Company. His resignation was accepted by the Chair, on behalf of the Board.

Furthermore, the Company is also pleased to announce that the Board has formed two new committees: (i) a Compensation Committee, that is responsible for overseeing executive compensation, and (ii) a Nominating and Corporate Governance Committee that is responsible for overseeing the director & officer nomination process, as well as developing and monitoring PyroGenesis' corporate governance.

Both committees are comprised of independent directors. The Compensation Committee is chaired by Mr. Robert Radin, and the Nominating and Corporate Governance Committee is chaired by Dr. Virendra Jha.

In addition, Mr. Ben Naccarato has been appointed by the Board to serve as a member on both the Audit Committee, and the Compensation Committee, effective immediately.

As previously disclosed, no concurrent financings nor a reverse stock split are taking place with this listing.

PyroGenesis maintains the listing of its Shares on the TSX and will now trade on both exchanges under the ticker symbol “PYR”.

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is a leader in the design, development, manufacture and commercialization of advanced plasma processes and products. The Company provides its engineering and manufacturing expertise and its turnkey process equipment packages to customers in the defense, metallurgical, mining, advanced materials (including 3D printing), and environmental industries. With a team of experienced engineers, scientists and technicians working out of its Montreal office and its 3,800 m2 manufacturing facility, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. The Company’s core competencies allow PyroGenesis to provide innovative plasma torches, plasma waste processes, high-temperature metallurgical processes, and engineering services to the global marketplace. PyroGenesis’ operations are ISO 9001:2015 and AS9100D certified. For more information, please visit www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Corporation's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Corporation's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.sec.gov. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Corporation undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the Toronto Stock Exchange, its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) nor the NASDAQ Stock Market, LLC accepts responsibility for the adequacy or accuracy of this press release.

SOURCE PyroGenesis Canada Inc.

For further information please contact:

Rodayna Kafal, Vice President, IR/Comms. and Strategic BD

Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

RELATED LINK: http://www.pyrogenesis.com/